SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 22)

JOS. A. BANK CLOTHIERS, INC.

(Name of Subject Company)

JOS. A. BANK CLOTHIERS, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

480838101

(CUSIP Number of Class of Securities)

Charles D. Frazer

Senior Vice President — General Counsel

500 Hanover Pike

Hampstead, Maryland 21074

(410) 239-5730

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Paul T. Schnell, Esq. Jeremy D. London, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 (212) 735-3000	Jim J. Shoemake, Esq. Guilfoil Petzall & Shoemake, L.L.C. 100 South Fourth Street, Suite 500 St. Louis, Missouri 63102 (314) 241-6890

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 22 to Schedule 14D-9 amends and supplements the Schedule 14D-9, originally filed by Jos. A. Bank Clothiers, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on January 17, 2014 (as amended, the “Statement”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Except as otherwise noted below, no changes are being made to the Schedule 14D-9.

Item 4.    The Solicitation or Recommendation

Item 4 is hereby amended and supplemented as set forth below.

The section entitled “Background” is hereby amended to add the following paragraph after the final paragraph on the last page of that section:

“On May 22, 2014, MW and Offeror amended the Schedule TO to extend the expiration date to 5:00 p.m., New York City time on June 5, 2014.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

JOS. A. BANK CLOTHIERS, INC.

	By:	/s/ Charles D. Frazer
	Name:	Charles D. Frazer
	Title:	Senior Vice President – General Counsel

Dated: May 22, 2014